 As Filed With The Securities And Exchange Commission On November 13, 1996

                                                       REGISTRATION NO. 33-94212

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ( )

                        Pre-Effective Amendment No. 2                (X)
                       Post-Effective Amendment No.                  ( )
                                      and

    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ( )

                             Amendment No. 2                         (X)

               FIRST PROVIDIAN LIFE AND HEALTH INSURANCE COMPANY
                              SEPARATE ACCOUNT C
                          (Exact Name of Registrant)

               First Providian Life and Health Insurance Company
          (Formerly National Home Life Assurance Company of New York)
                              (Name of Depositor)

                              520 Columbia Drive
                         Johnson City, New York 13790
              (Address of Depositor's Principal Executive Office)

                 Depositor's Telephone Number:  (607) 772-8750

                             Kimberly A. Scouller
               First Providian Life and Health Insurance Company
                            400 West Market Street
                                P.O. Box 32830
                          Louisville, Kentucky  40232
                    (Name and Address of Agent for Service)

                                  Copies to:
                           Michael Berenson, Esquire
                         Margaret E. Hankard, Esquire
                      Jorden Burt Berenson & Johnson LLP
                      1025 Thomas Jefferson Street, N.W.
                                Suite 400 East
                         Washington, D.C.  20007-0805

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

        It is proposed that this filing will become effective
         (check appropriate box):
                   Immediately upon filing pursuant to paragraph (b) of Rule 485.
                   On _____________, pursuant to paragraph
                   (b)(1)(v) of Rule 485.
                   60 days after filing pursuant to
                   paragraph (a)(1) of Rule 485.
                   On _____________,  pursuant to
                   paragraph (a)(1) of Rule 485.
                   75 days after filing pursuant to
                   paragraph (a)(2) of Rule 485.
                   On _____________, 1995 pursuant to
                   paragraph (a)(2) of Rule 485.


Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being offered pursuant to this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              PURSUANT TO RULE 481

               SHOWING LOCATION IN PART A (PROSPECTUS) AND PART B
             (STATEMENT OF ADDITIONAL INFORMATION) OF REGISTRATION
                 STATEMENT OF INFORMATION REQUIRED BY FORM N-4

                                     PART A


ITEM OF
-------
FORM N-4                               PROSPECTUS CAPTION
--------                               ------------------
   1.  Cover Page....................  Cover Page
   2.  Definitions...................  GLOSSARY
   3.  Synopsis......................  HIGHLIGHTS; FEE TABLE
   4.  Condensed Financial
       Information...................  Not Applicable
   5.  General Description of
       Registrant, Depositor, and
       Portfolio Companies...........  First Providian Life and Health Insurance
                                       Company; First Providian Life and Health
                                       Insurance Company Separate Account C;
                                       Acacia Capital Corporation; Calvert
                                       Group, Ltd.; The Dreyfus Responsibly
                                       Invested Growth Fund, Inc.; The
                                       Portfolios; Voting Rights

   6.  Deductions....................  Charges and Deductions; FEDERAL
                                       TAX CONSIDERATIONS; FEE TABLE
   7.  General Description of
       Variable Annuity Contracts....  CONTRACT FEATURES; Distribution at Death
                                       Rules; Voting Rights; Allocation of
                                       Purchase Payments; Exchanges Among the
                                       Portfolios; Additions, Deletions, or
                                       Substitutions of Investments

   8.  Annuity Period................  Annuity Payment Options
   9.  Death Benefit.................  Death of Annuitant Prior to Annuity Date
  10.  Purchases and Contract Value..  Contract Application and Purchase
                                       Payments; Accumulated Value
  11.  Redemptions...................  Full and Partial Withdrawals; Annuity
                                       Payment Options; Right to Cancel Period
  12.  Taxes.........................  FEDERAL TAX CONSIDERATIONS
  13.  Legal Proceedings.............  Part B: Legal Proceedings
  14.  Table of Contents of the
       Statement of Additional
       Information...................  Table of Contents of the Providian Prism
                                       Annuity Statement of Additional
                                       Information


                                    PART B


ITEM OF                            STATEMENT OF ADDITIONAL
-------                            -----------------------

FORM N-4                           INFORMATION CAPTION
--------                           -------------------
15.  Cover Page..................  Cover Page
16.  Table of Contents...........  Table of Contents
17.  General Information and
     History.....................  THE COMPANY
18.  Services....................  Part A: Auditors; PART B: SAFEKEEPING OF
                                   ACCOUNT ASSETS; Distribution of the Contracts
19.  Purchase of Securities
     Being Offered...............  DISTRIBUTION OF THE CONTRACTS; Exchanges
20.  Underwriters................  DISTRIBUTION OF THE CONTRACTS
21.  Calculation of Performance
     Data........................  PERFORMANCE INFORMATION
22.  Annuity Payments............  Computations of Annuity Income Payments
23.  Financial Statements........  FINANCIAL STATEMENTS

                               OTHER INFORMATION


Item 24.  Financial Statements and Exhibits
          (a)      Financial Statements.
          Part A.  None
          Part B. As of the date of the Prospectus and Statement of Additional Information, First Providian Life and Health Insurance Company Separate Account C had no assets and therefore, no financial statements are presented with respect to the Separate Account.

                   To be filed by amendment.

          Part C.  None
          (b)      Exhibits.

          (1) Resolution of the Board of Directors of First Providian Life and Health Insurance Company ("First Providian") authorizing establishment of the Separate Account./2/
          (2)      Not Applicable.
          (3)      Distribution Agreement.

                   (a)    Form of Selling Agreement./2/
          (4)      (a)    Form of variable annuity contract./2/
          (5)      (a)    Form of Application./2/
          (6)      (a)    Amended and Restated Charter of First Providian/2/
                   (b)    By-Laws of First Providian as amended February 28,
                          1995./2/
          (7)      Not Applicable.

          (8)      (a)    Form of Participation Agreement for the Funds./2/
          (9)      (a)    Opinion and Consent of Counsel./1/
                   (b)    Consent of Counsel./1/
          (10)     Consent of Independent Auditors./1/
          (11)     No Financial Statements are omitted from Item 23.
          (12)     Not Applicable.
          (13)     Not Applicable.
          (14)     Not Applicable.





-------------------------------------
/1/Filed herewith.

/2/Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement of First Providian Life and Health Insurance Company, File No. 33-94212.

Item 25.  Directors and Officers of the Depositor

Principal business address is 520 Columbia Drive, Johnson City, New York
13790.

Chairman of the Board & President                       David J. Miller
Senior Vice President/Human Resources
   and Corporate Communications                         John H. Rogers
Senior Vice President                                   David B. Smith
Senior Vice President                                   Martin Renninger
Vice President & Qualified Actuary                      Brian Alford
Vice President                                          Edward A. Biemer

Vice President                                          Thomas P. Bowie
Vice President, Treasurer &
   Senior Financial Officer                             Dennis E. Brady
Vice President                                          Gregory J. Garvin
Vice President                                          Carolyn M. Kerstein
Vice President/Underwriting                             William J. Kline
Vice President                                          Jeffrey P. Lammers
Vice President & Secretary                              Susan E. Martin
Vice President                                          Kevin P. McGlynn
Vice President                                          Douglas E. Menges
Vice President                                          Thomas B. Nesspor
Vice President                                          G. Eric O'Brien

Vice President                                          Daniel H. Odum
Vice President and Actuary                              John C. Prestwood, Jr.
Vice President                                          Nancy B. Schuckert
Vice President                                          Joseph D. Strenk
Vice President                                          William C. Tomilin
Assistant Vice President                                Geralyn Barbato

Assistant Vice President &
   Qualified Actuary                                    Michael A. Cioffi
Assistant Vice President                                Mary Ellen Fahringer
Assistant Vice President                                Joan G. Chandler
Assistant Vice President &
   Assistant Treasurer                                  John A. Mazzuca
Assistant Vice President and
   Consumer Services Officer                            Rosalie M. Smith
Assistant Controller                                    Joseph C. Noone
Second Vice President                                   Cindy L. Chanley

Second Vice President                                   George E. Claiborne, Jr.

Second Vice President                                   Michele Coan
Second Vice President                                   Karen H. Fleming
Second Vice President                                   Michael F. Lane
Second Vice President                                   Michael K. Mingus
Second Vice President                                   Robin Morgan

Second Vice President                                   Frank J. Rosa
Second Vice President                                   William W. Strickland
Second Vice President                                   Janice L. Weaver
Second Vice President/Investments                       Terri L. Allen
Second Vice President/Investments                       Tom Bauer
Second Vice President/Investments                       Kirk W. Buese
Second Vice President/Investments                       Curt M. Burns
Second Vice President/Investments                       Joel L. Coleman
Second Vice President/Investments                       William S. Cook
Second Vice President/Investments                       Deborah A. Dias
Second Vice President/Investments                       Eric B. Goodman
Second Vice President/Investments                       James Grant
Second Vice President/Investments                       Theodore M. Haag
Second Vice President/Investments                       Frederick B. Howard

Second Vice President/Investments              Diane J. Hulls
Second Vice President/Investments              William H. Jenkins
Second Vice President/Investments              Frederick C. Kessell
Second Vice President/Investments              Tim Kuussalo
Second Vice President/Investments              Mark E. Lamb
Second Vice President/Investments              Monika Machon
Second Vice President/Investments              James D. MacKinnon
Second Vice President/Investments              Jack McCabe
Second Vice President/Investments              Jeffrey T. McGlaun
Second Vice President/Investments              Wayne R. Nelis
Second Vice President/Investments              James G. Nickerson
Second Vice President/Investments              Douglas H. Owen, Jr.
Second Vice President/Investments              Debra K. Pellman
Second Vice President/Investments              Jon L. Skaggs
Second Vice President/Investments              James A. Skufca
Second Vice President/Investments              Robert A. Smedley
Second Vice President/Investments              Bradley L. Stofferahn
Second Vice President/Investments              Randall K. Waddell
Second Vice President and Assistant
   Secretary                                   Edward P. Reiter
Assistant Secretary                            L. Jude Clark
Assistant Secretary                            Colleen S. Lyons
Assistant Secretary                            Mary Ann Malinyak
Assistant Secretary                            John F. Reesor
Assistant Secretary                            Kimberly A. Scouller
Assistant Secretary                            R. Michael Slaven
Product Compliance Officer                     James T. Bradley


DIRECTORS:

Dennis E. Brady                                David J. Miller
I. Donald Britton                              Thomas B. Nesspor
Patricia A. Collins                            Brian H. Perry
Jack M. Dann                                   Martin Renninger
Jeffrey H. Goldberger                          Rosalie M. Smith
Susan E. Martin                                Paul Yakulis

Kevin McGlynn                                  John C. Prestwood, Jr.


Item 26. Persons controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor, First Providian Life and Health Insurance Company ("First Providian"), is directly and indirectly wholly owned by Providian Corporation. The Registrant is a segregated asset account of First Providian.

      The following chart indicates the persons controlled by or under common control with First Providian:

                                             Jurisdiction of
Name                                          Incorporation      Percent of Voting Securities Owned
--------------------------------             ---------------     ----------------------------------

Providian Corporation                        Delaware            100% Publicly Owned

Providian Agency Group, Inc.                 Kentucky            100% Providian Corp.

Benefit Plans, Inc.                          Delaware            100% Providian Corp.

DurCo Agency, Inc.                           Virginia            100% Benefit Plans, Inc.

Providian Assignment Corporation             Kentucky            100% Providian Corp.

Providian Financial Services, Inc.           Pennsylvania        100% Providian Corp.

Providian Securities Corporation             Pennsylvania        100% Providian Financial Srvs, Inc.

Wannalancit Corp.                            Massachusetts       100% Providian Corp.

Providian Investment                         Delaware            100% Providian Corp.
   Advisors, Inc.

Providian Capital Management, Inc.           Delaware            100% Providian Corp.

Providian Capital Mgmt.                      Delaware            100% Providian Capital Management, Inc.
   Real Estate Services, Inc.

Capital Real Estate Development Corp.        Delaware            100% Providian Corp.

KB Currency Advisors, Inc.                   Delaware            33 1/3% Capital Real Estate Dev. Corp.
                                                                 33 1/3% Jonathan M. Berg
                                                                 33 1/3% Andrew J. Krieger

Capital General Development Corp.            Delaware            100% Providian Corp.

Commonwealth Life Insurance Co.              Kentucky            100% Capital General Development Corp.

Agency Holding I, Inc.                       Delaware            100% Commonwealth Life Ins. Co.*

Agency Investments I, Inc.                   Delaware            100% Agency Holding I, Inc.

Commonwealth Agency, Inc.                    Kentucky            100% Commonwealth Life Insurance Co.

Peoples Security Life                        North Carolina      100% Capital General Development Corp.
   Insurance Company

Ammest Realty Corporation                    Texas               100% Peoples Security Life Insurance Co.

Agency Holding II, Inc.                      Delaware            100% Peoples Security Life Insurance Co.

Agency Investments II, Inc.                  Delaware            100% Agency Holding II, Inc.

Agency Holding III, Inc.                     Delaware            100% Peoples Security Life Insurance Co.

Ramada Inn Coliseum Operating
   Company                                   Mississippi         100% Peoples Security Life Insurance Co.



Agency Investments III, Inc.                 Delaware         100% Agency Holding III, Inc.

Capital 200 Block Corporation                Delaware         100% Providian Corp.

Capital Broadway Corporation                 Kentucky         100% Providian Corp.

Capital Security Life Ins. Co.               North Carolina   100% Providian Corp.



Independence Automobile                      Florida          100% Capital Security Life Insurance Co.
   Association, Inc.

Independence Automobile Club                 Georgia          100% Capital Security Life Insurance Co.

Southlife, Inc                    .          Tennessee        100% Providian Corp.



Providian Bancorp, Inc.                      Delaware         100% Providian Corp.

First Deposit Service Corporation            California       100% Providian Bancorp, Inc.

First Deposit Life Insurance Co.             Arkansas         100% Providian Bancorp, Inc.

First Deposit National Bank                  United States    100% Providian Bancorp, Inc.

Winnisquam Community                         New Hampshire    96% First Deposit National Bank
   Development Corp.                                          4% First New Hampshire Bank

Providian Credit Corporation                 Delaware         100% Providian Bancorp, Inc.

Providian National Bank                      United States    100% Providian Bancorp, Inc.

Providian National Bancorp                   California       100% Providian Bancorp, Inc.

Commonwealth Premium Finance                 California       100% Providian National Bancorp

Providian Credit Services, Inc.              Utah             100% Providian Bancorp, Inc.

Providian Insurance Agency, Inc.             Pennsylvania     100% Providian Corp.

National Home Life Corporation               Pennsylvania     100% Providian Insurance Agency, Inc.

Compass Rose Development Corp.               Pennsylvania     100% Providian Insurance Agency, Inc.

Association Consultants, Inc.                Illinois         100% Providian Insurance Agency, Inc.




Valley Forge Associates, Inc.                Pennsylvania     100% Providian Insurance Agency, Inc.

Veterans Benefits Plans, Inc.                Pennsylvania     100% Providian Insurance Agency, Inc.

Veterans Insurance Services, Inc.            Delaware         100% Providian Insurance Agency, Inc.

Financial Planning Services, Inc.            Washington, DC   100% Providian Insurance Agency, Inc.

Providian Auto and Home                      Missouri         100% Providian Corp.
   Insurance Company

Academy Insurance Group, Inc.                Delaware         100% Providian Auto and Home
                                                              Insurance Co.

Academy Life Insurance Company               Missouri         100% Academy Insurance Group, Inc.

Pension Life Insurance Company               New Jersey       100% Academy Insurance Group, Inc.
   of America

Academy Services, Inc.                       Delaware         100% Academy Insurance Group, Inc.

Ammest Development Corporation, Inc.         Kansas           100% Academy Insurance Group, Inc.

Ammest Insurance Agency, Inc.                California       100% Academy Insurance Group, Inc.

Ammest Massachusetts Ins.                    Massachusetts    100% Academy Insurance Group, Inc.
   Agency, Inc.

Ammest Realty, Inc.                          Pennsylvania     100% Academy Insurance Group, Inc.

AMPAC, Inc.                                  Texas            100% Academy Insurance Group, Inc.

AMPAC Insurance Agency, Inc.                 Pennsylvania     100% Academy Insurance Group, Inc.

Data/Mark Services, Inc.                     Delaware         100% Academy Insurance Group, Inc.

Force Financial Group, Inc.                  Delaware         100% Academy Insurance Group, Inc.

Force Financial Services, Inc.               Massachusetts    100% Force Financial Group, Inc.

Military Associates Inc.                     Pennsylvania     100% Academy Insurance Group, Inc.

NCOA Motor Club, Inc.                        Georgia          100% Academy Insurance Group, Inc.

NCOAA Management Company                     Texas            100% Academy Insurance Group, Inc.

Unicom Administrative Services, Inc.         Pennsylvania     100% Academy Insurance Group, Inc.

Unicom Administrative Services,              Germany          100% Unicom Admin. Services, Inc.
   GmbH

Providian Property and Casualty              Kentucky         100% Providian Auto and Home
   Insurance Company                                          Insurance Co.

Providian Mauritius Ltd.                     Mauritius        100% Providian Corporation

Providian LLC.                               British West
                                               Indies         100% Providian Corporation


Providian Fire Insurance Company             Kentucky         100% Providian Property and Casualty
                                                              Insurance Co.

Capital Liberty L.P.                         Delaware         5% Providian Corp. (General Partnership
   (Limited Partnership)                                      Interest)
                                                              76% Commonwealth Life Insurance
                                                              Company (Limited Partnership Interest)
                                                              19% Peoples Security Life Insurance Co.
                                                              (Limited Partnership Interest)

Providian Life and Health                    Missouri         4% Providian Corp.;
   Insurance Company                                          61% Commonwealth Life Ins.  Company;
                                                              15% Peoples Security Life Insurance. Co.;
                                                              20% Capital Liberty, L.P.

Veterans Life Insurance Company              Illinois         100% Providian Life and Health Ins. Co.

Providian Services, Inc.                     Pennsylvania     100% Veterans Life Insurance Co.

First Providian Life and Health              New York         100% Veterans Life Insurance Co.
   Insurance Company

Item 27.  Number of Contract Owners

          As of November 12, 1996, there were no Contract Owners.

Item 28.  Indemnification.

      Item 28 is incorporated by reference from Pre-Effective Amendment No.1 to the Registration Statement of First Providian Life and Health Insurance Company, File No. 33-94212.

Item 29.  Principal Underwriters

      (a) Providian Securities Corporation, which serves as the principal underwriter for the variable annuity contracts funded by Separate Account C, also serves as the principal underwriter for variable life insurance policies funded by Separate Account I, Separate Account II and Separate Account V of Providian Life and Health Insurance Company (formerly National Home Life Assurance Company).

      (b)   Directors and Officers

                                     Positions and Officers
            Name                         with Underwriter
            ----                         ----------------

            Jeffrey P. Lammers       President, Assistant Secretary and Director
            Harvey E. Willis         Vice President and Secretary
            Kimberly A. Scouller     Vice President and Chief Compliance
                                     Officer

            John P. Fendig           Vice President and Assistant Compliance
                                     Officer
            Mark Nerderman           Vice President
            Michael F. Lane          Vice President

            Sarah J. Strange         Vice President
            Elaine J. Robinson       Treasurer
            Michael G. Ayers         Controller
            Frederick C. Kessell     Director
            Robert. L. Walker        Director

Item 30.  Location of Accounts and Records

      The books, accounts and other documents required by Section 31(a) under the Investment Company Act and the rules promulgated thereunder will be maintained in the physical possession of First Providian Life and Health Insurance Company at its administrative offices at 520 Columbia Drive, Johnson City, New York 13790.

Item 31.  Management Services

          All management contracts are discussed in Part A or Part B.

Item 31.  Undertakings

      (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to sent for a Statement of Additional Information;

      (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      (d) First Providian Life and Health Insurance Company represents that the fees and charges deducted under the contract described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by First Providian Life and Health Insurance Company.

                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor, have caused this amended Registration Statement to be signed on its behalf in the County of Jefferson Commonwealth of Kentucky on the 12th day of November 1996.

                        FIRST PROVIDIAN LIFE AND HEALTH INSURANCE

                        COMPANY SEPARATE ACCOUNT C (REGISTRANT)

                        By:  First Providian Life and Health Insurance Company


                        By:   David J. Miller*
                              ------------------------------------------------
                              David J. Miller
                              Chairman of the Board and President



                        FIRST PROVIDIAN LIFE AND HEALTH INSURANCE
                        COMPANY (DEPOSITOR)

                        By:   David J. Miller*
                              ------------------------------------------------
                              David J. Miller
                              Chairman of the Board and President

                                /s/ R. Michael Slaven
                        *By:  ------------------------------------------------
                                    R. Michael Slaven
                                    Attorney-in-Fact

As required by the Securities Act of 1933, this amended Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                      DATE
---------                                -----                      ----

 David J. Miller*            Director, Chairman of the Board   November 12, 1996
---------------------------  and President
David J. Miller

 Dennis E. Brady*            Director, Vice President,         November 12, 1996
---------------------------  Treasurer and Senior Financial
Dennis E. Brady              Officer
                             (Chief Accounting Officer)

 Susan E. Martin*            Director, Vice President and      November 12, 1996
---------------------------  Secretary
Susan E. Martin

 I. Donald Britton*          Director                          November 12, 1996
---------------------------
I. Donald Britton

 Patricia A. Collins*        Director                          November 12, 1996
---------------------------
Patricia A. Collins

 Jack M. Dann*               Director                          November 12, 1996
---------------------------
Jack M. Dann

 Jeffrey H. Goldberger*      Director                          November 12, 1996
---------------------------
Jeffrey H. Goldberger

 Brian H. Perry*             Director                          November 12, 1996
---------------------------
Brian H. Perry

 Martin Renninger*           Director and Senior Vice          November 12, 1996
---------------------------  President
Martin Renninger

 Paul Yakulis*               Director                          November 12, 1996
---------------------------
Paul Yakulis

 Rosalie M. Smith*           Director                          November 12, 1996
---------------------------
Rosalie M. Smith

 Thomas B. Nesspor*          Director and Vice President       November 12, 1996
---------------------------
Thomas B. Nesspor

 Kevin P. McGlynn*           Director and Vice President       November 12, 1996
---------------------------
Kevin P. McGlynn

 John C. Prestwood Jr.*      Director, Vice President          November 12, 1996
---------------------------  and Actuary
John C. Prestwood Jr.

* By:  /s/ R. Michael Slaven
       ----------------------------
           R. Michael Slaven
           Attorney-in-Fact

                              SEPARATE ACCOUNT C
                       PROVIDIAN PRISM VARIABLE ANNUITY

                               INDEX TO EXHIBITS



     EXHIBIT 9(a)      OPINION AND CONSENT OF COUNSEL

     EXHIBIT 9(b)      CONSENT OF COUNSEL

     EXHIBIT 10        CONSENT OF INDEPENDENT AUDITORS